COCRYSTAL PHARMA, INC.

19805 N. CREEK PARKWAY

BOTHELL, WA 98011

May 20, 2019

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Cocrystal Pharma, Inc.
Registration Statement on Form S-3
File No. 333-231022

Ladies and Gentlemen:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Cocrystal Pharma, Inc. is hereby requesting that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:00 AM on May 22, 2019, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Brian Bernstein, our legal counsel at (561) 471-3516.

Very truly yours,

/s/ James Martin
James Martin
Chief Financial Officer

cc:

Brian S. Bernstein, Esq.

Michael D. Harris, Esq.